Independent Auditors' Consent




To the Shareholders and Board of Trustees of Consulting Group Capital Markets Funds:
We consent to the incorporation by reference, in this Prospectus and Statement of Additional Information, of our report dated May 8, 2001, on the statement of assets and liabilities for the Multi-Strategy Market Neutral Investments of Consulting Group Markets Funds as of March 31, 2001, and the related statement of operations for the year ended and the statements of changes in net assets and financial highlights for the year then ended and for the period from May 10, 1999 to March 31, 2000. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-30D.
We also consent to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Counsel and Auditors" in the Statement of Additional Information.



KPMG LLP
New York, New York
July 25, 2001

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